Exhibit 99.1

The Company expects to report the following results in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. These expected results are subject to completion of the Company’s financial statement review process for the three and six months ended June, 2023.

Comparison of the three months ended June 30, 2023 versus the three months ended June 30, 2022

For the three months ended June 30, 2023, the Company’s net loss was $0.6 million, or a loss of $0.06 per share, as compared to net loss of $3.1 million, or a loss of $0.26 per share, for the three months ended June 30, 2022. This $2.5 million decrease in net loss is primarily due to a $5.3 million increase in property operations expenses, a $0.1 million increase in general and administrative expenses, a $0.5 million increase in sales and marketing expenses, a $0.7 million increase in franchise fees, a $0.4 million increase in management fees, a $0.8 million increase in depreciation expense, a $1.4 million increase in interest expense, and a $0.2 million decrease in income tax expense, offset by a $7.6 million increase in room revenue, a $2.7 million increase in other revenue, and a $1.0 million increase in other income and expense, net. The increases in expenses were primarily due to the acquisition of three properties and a 24.9% equity and profits interest in the parent of an entity holding a leasehold interest in one property in the third quarter of 2022 and the acquisition of one property in the fourth quarter of 2022. For the thirteen hotel properties that were open throughout the applicable comparable periods, hotel occupancy, average daily rate (“ADR”) and revenue per available room (“RevPAR”) were 67.70%, $121.74, and $82.42, respectively, for the three months ended June 30, 2023. For these same hotel properties, hotel occupancy, ADR and RevPAR were 65.66%, $112.28, and $73.72, respectively, for the three months ended June 30, 2022. The increases in hotel occupancy rates, ADR and RevPAR were primarily due to the ongoing recovery in lodging demand from the impacts of COVID-19 during 2022 and the continued stabilization of the acquired properties.

Comparison of the six months ended June 30, 2023 versus the six months ended June 30, 2022

For the six months ended June 30, 2023, the Company’s net loss was $4.9 million, or a loss of $0.39 per share, as compared to net loss of $6.6 million, or a loss of $0.56 per share, for the six months ended June 30, 2022. This $1.7 million decrease in net loss is primarily due to an $8.7 million increase in property operations expenses, a $0.2 million increase in general and administrative expenses, a $1.0 million increase in sales and marketing expenses, a $1.3 million increase in franchise fees, a $0.8 million increase in management fees, a $1.9 million increase in depreciation expense, a $2.4 million increase in interest expense, and a $0.4 million decrease in income tax benefit, offset by a $14.1 million increase in room revenue, a $3.3 million increase in other revenue, and a $1.1 million increase in other income and expense, net. The increases in expenses were primarily due to the acquisition of three properties and a 24.9% equity and profits interest in the parent of an entity holding a leasehold interest in one property in the third quarter of 2022 and the acquisition of one property in the fourth quarter of 2022. For the eleven hotel properties that were open throughout the applicable comparable periods, hotel occupancy, average daily rate (“ADR”) and revenue per available room (“RevPAR”) were 73.51%, $127.67, and $93.85, respectively, for the six months ended June 30, 2023. For these same hotel properties, hotel occupancy, ADR and RevPAR were 71.05%, $117.82, and $83.71, respectively, for the six months ended June 30, 2022. The increases in hotel occupancy rates, ADR and RevPAR were primarily due to the ongoing recovery in lodging demand from the impacts of COVID-19 during 2022 and the continued stabilization of the acquired properties.